EXHIBIT 99.4

October 19, 1999

Landmark Land Company, Inc.
c/o Landmark National
555 Madison Avenue
New York, New York 10022

Attn:	Gerald G. Barton
President, Chairman & CEO

Re:	Amendment to July 31, 1998 Letter Agreement Regarding Loan to Fund Lawsuit and Certain Expenses

Gentlemen:

This letter will serve as an amendment to the July 31, 1998 Letter Agreement (“Agreement”) pursuant to the terms of which Gotham Partners, L.P. and/or its affiliates (“Lenders”) agreed to make a loan to fund ongoing expenses of prosecuting a certain lawsuit.

All capitalized terms not otherwise defined herein shall have the meanings given in the Agreement.

The Agreement shall be and hereby is amended to provide that the maximum amount of the Loan shall be Two Million Five Hundred Thousand and No/100 Dollars ($2,500,000.00). Any reference in the Agreement to the amount of the Loan shall be and hereby is amended to Two Million Five Hundred Thousand and No/100 Dollars ($2,500,000.00).

Paragraph 2 of the Agreement shall be and hereby is amended to provide that the Company will issue to the Lenders warrants to purchase up to 384,615 shares of common stock ($0.50 per share par value).

Paragraph 7(d)(3) of the Agreement shall be and hereby is amended to provide that the amount of the Promissory Note is Two Million Five Hundred Thousand and No/100 Dollars ($2,500,000.00).

Except as specifically amended hereby, all of the terms and conditions contained in the Agreement shall remain unchanged, in full force and effect and are hereby ratified.

      Please indicate your agreement and the agreement of the shareholders to this amendment by executing this letter where indicated below.

Sincerely,

Gotham Partners, L.P.
By: Section H Partners, L.P. By: Karenina Corp.

By:	/s/

William A. Ackman, President

Accepted and Agreed:

LANDMARK LAND COMPANY, INC.

By:	/s/

Gerald G. Barton, President, Chairman & CEO

/s/

Gerald G. Barton, personally and on behalf of
any other shareholders under his control

MID-AMERICA MANAGEMENT & INVESTMENT COMPANY

By:	/s/

Gerald G. Barton, President

BARTON THEATRE COMPANY, INC.

By:	/s/

Gerald G. Barton, President

July 31, 1998

Landmark Land Company, Inc.
c/o Landmark National
555 Madison Avenue
New York, New York 10022
Attn: Gerald G. Barton
         President, Chairman & CFO

Re:   Loan to Fund Lawsuit and Certain Expenses

Gentlemen;

      This letter will serve as a commitment by Gotham Partners, L.P. and/or its affiliates (collectively, the “Lenders”) to lend to Landmark Land Company, Inc. (the “Company”) up to a maximum of $2 million (the “Loan”) to fund ongoing expenses of prosecuting the lawsuit captioned Landmark Land Company, Inc. v. United States, Docket No. 95-502C in the U.S. Court of Federal Claims (the “Lawsuit”). The letter will also serve as a commitment by the Lenders to make a second loan of up to $200,000 to bring the Company into compliance with all laws, rules and regulations applicable to the Company (the “Second Loan”). Execution of this agreement by the Company and by those of its shareholders who are parties hereto shall constitute the Company’s and the shareholders’ agreements to abide by their respective obligations hereunder.

1.     Loan Drawdowns

      The Company shall be entitled to draw down on the Loan in minimum increments of $300,000 each on 10 days’ written notice to the undersigned. Each drawdown may be advanced to counsel for the Company in the Lawsuit and shall be deemed a disbursement under this agreement. Upon each drawdown, the Company will deliver a promissory note (the “Note”) in the form annexed hereto, duly executed and drawn in the order of the Lenders making the advance in the amount of the drawdown. The Notes will bear interest at the rate of 18% per annum compounded annually and will be due and payable (principal and accrued interest) on demand made after final resolution of the Lawsuit. The phrase “final resolution of the Lawsuit” means (a) after entry of a final judgment for which all times to appeal have expired and, if the judgment calls for payment of money to the Company, full payment of that money, or (b) upon a final settlement of the Lawsuit and, if any such settlement calls for payment of money to the Company, upon full payment of that money. Interest on each Note shall accrue from the date the funds are disbursed to the Company. This letter confirms that the Company has already made two drawdowns hereunder, one for $25,000 as of July 6, 1998 and the other for $30,000 as of July 31, 1998.

      Upon recovery of any funds as a result of the Lawsuit, the Company shall offer to repay to the Lenders the Loans outstanding at that time, to the fullest extent possible. If the Loans are repaid and the Lenders thereafter exercise the Warrants, the Lenders shall refund any interest that was paid. If in the year following the Lawsuit the Company decides to liquidate prior to Lender’s exercising the Warrants, Lender shall have (30) days prior notice of the liquidation in which to exercise the Warrants.

      The Company shall be entitled to make drawdowns under the Second Loan in accordance with the conditions on the Second Loan set forth in the attached Resolution of the Company’s Board (the “Resolution”) and in the attached form of promissory note relating to the Second Loan (the “Second Promissory Note”). If the Company borrows any additional funds, as permitted under section 3(b)(i)(l) below, the Company shall first use the proceeds of any such borrowings to satisfy to the fullest extent possible all of its obligations to the Lenders under the Second Loan and under the Second Promissory Note.

3.     Warrants

      In consideration of the commitment to make the Loan, upon shareholder approval or receipt by the Company from its counsel of an opinion that such approval is unnecessary, the Company will issue to the Lenders warrants to purchase up to 307,692 shares of common stock, $0.50 per share par value (the “Shares”). The terms of the warrants shall be as described in the Resolution, including the following terms: One-half of the warrants shall be immediately exercisable, and the balance shall be exercisable at the rate of one share for each $6.50 drawn down from and after the date on which the Company has drawn down on a cumulative basis (without regard to repayments) $1 million or more under the Loan. The exercise price shall be $6.50 per share (subject to adjustment as provided in the warrant) which amount shall be paid by reduction of the amount then due under the Note or, if less than $1 million has been drawn on the Loan and/or to the extent any of the Loan has been repaid, by cash paid by Lender. The Company has reserved for issuance the full number of shares issuable upon exercise of all warrants.

3.     Representations and Covenants

(a) The Company represents and warrants the following to Lenders;

(i) the authorized capital of the Company consists of 20,000,000 shares of common stock and no shares of preferred stock, and 8,001,170 shares of common stock are outstanding;

(li) The Board of Directors of the Company consists of only Gerald G. Burton. Bernard Ille and William Vaughan, and no other person (other than the shareholders of the Company using the voting rights attaching to their shares) has the right to elect any directors.

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Mr. Barton will not appoint, or approve or consent to the appointment of, any directors without the prior written consent of the Lenders.

(iii) All corporate actions necessary to authorize the execution and performance of this Agreement, including the issuance of the warrants and underlying shares, have been duly taken or will be duly taken as soon as practicable, if needed by the calling of a shareholders’ meeting, which the parties agree will be when the Company is in compliance with all laws, rules and regulations applicable to the Company.

(b) The Company covenants the following to the Lenders:

(i) While the Loan is outstanding, the Company will not directly or indirectly, unless the Lenders have given their prior written consent.

(1) incur any indebtedness whether for money borrowed, purchase price installments for any property acquired or guarantee of any indebtedness of others, except non-convertible debt at an interest rate not greater than 18% per annum, which is subordinate to Gotham’s Loan and Notes:

(2) have any employees,

(3) create any pension, deferred compensation or bonus plans,

(4) sell any interest in its claims in the Lawsuit,

(5) issue any capital stock or options or warrants exercisable for shares of capital stock,

(6) amend the by-laws or certificate of incorporation,

(7) declare or make any dividends or distributions,

(8) acquire or enter into any business, or

(9) merge with or into any other corporation.

(ii) As soon as practicable, which the parties agree will be when the Company is in compliance with all laws, rules and regulations applicable to the Company and provided the Company has sufficient funds available from the Second Loan, the Company shall establish and maintain a stock ledger to record issuances and transfers of shares, and the certificates for shares issuable upon exercise of the warrants hereunder shall be delivered in escrow to Lenders’ counsel to be released upon exercise of the warrants as provided herein and therein.

(iii) The proceeds of each Loan will be used exclusively to fund the expenses of the Lawsuit and compliance with the covenants contained herein, and the proceeds of the Second Loan will be used exclusively for the purposes and in accordance with the conditions set forth in the attached Resolution and in the Second Promissory Note.

(c) Prior to the execution of this agreement by the parties, Mr. Barton, as president, chairman and chief operating officer of the Company, has duly convened and held a meeting of the Company’s Board of Directors which duly approved the attached Resolution.

4.	Proxy

      Mr. Barton and the shareholders listed below (collectively, the “Shareholders”), upon execution hereof, shall deliver to the Lenders an executed original of the attached proxy relating to their shares. The Lenders shall be entitled to vote such shares as the Lenders deem necessary or desirable to authorize the Company to issue shares pursuant to the warrants and so as to prevent or cure a breach of any representation or covenant hereunder.

5.	Shareholder Consent and Ratification

      On behalf of each of them, the Shareholders hereby irrevocably (a) approve, consent to and ratify each of the transactions entered into hereunder between the Company and Gotham, (b) acknowledge and agree that said transactions are fair and of substantial benefit to each of them as shareholders and to the Company, and (c) acknowledge and agree that, in entering into said transactions, Gotham is relying upon the Shareholders’ proxies and other agreements under this paragraph and that Gotham would not enter into said transactions without the Shareholders’ proxies and other agreements.

6.	Expenses

      The Lenders’ out-of-pocket expenses incurred in negotiating, drafting and entering into this agreement and the related documents shall be deemed a disbursement hereunder and shall bear interest from the time said expenses are paid by the Lenders. The Lenders will promptly notify the Company of these expenses, which shall be approximately $5,000.

7.	General

(a) All parties hereto, including the Company, Gotham and each of the Shareholders, shall exercise their best efforts in good faith to effectuate the transactions agreed to herein.

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(b)	The laws of the State of New York shall govern this agreement.

(c)	This agreement shall be effective as of July 6, 1998 when the Company made the first drawdown.

(d)	Attached hereto are the following documents, each of which is incorporated herein by reference. In the event of any conflict between this agreement and the attached documents, the latter shall control.

(1)	Resolution of the Company’s Board of Directors

(2)	Proxy

(3)	Promissory Note in the amount of $2 million

(4)	Second Promissory Note in the amount of $200,000

      Please indicate your agreement and the agreement of the Shareholders by executing this letter where indicated below.

Sincerely,

GOTHAM PARTNERS, L.P. By: Section H Partners, L.P. By: Karenina Corp. By: /s/ WILLIAM A. ACKMAN William A. Ackman, Pres.

Accepted and Agreed:

LANDMARK LAND COMPANY, INC.

By:	/s/ GERALD G. BARTON

Gerald G. Barton,
President, Chairman & CEO

/s/ GERALD G. BARTON

Gerald G. Barton, personally and

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On behalf of any other shareholders
Under his control

MID-AMERICA MANAGEMENT &

INVESTMENT COMPANY

BY:	/s/ GERALD G. BARTON

Gerald G. Barton, President

BARTON THEATRE COMPANY, INC.

By:	/s/ GERALD G. BARTON

Gerald G. Barton, President

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